July 25, 2022

Mr. John Stickel

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Cartesian Growth Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed June 27, 2022
File No. 333-262644

Dear Mr. Stickel:

On behalf of our client, Cartesian Growth Corporation, a Cayman Islands exempted company (the “Company” or “Cartesian”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated July 13, 2022. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 of the Company (File No. 333-262644) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 3, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 2 to Form S-4 filed June 27, 2022 General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or

Cartesian Growth Corporation

July 25, 2022

ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and hereby confirms that each of the Sponsor, TWMH and the TIG Entities is not a non-U.S. person, is not controlled by a non-U.S. person and has no substantial ties with a non-U.S. person. Alvarium is organized in the United Kingdom, has its principal executive offices in London and conducts the majority of its operations outside the United Kingdom. The majority of Alvarium’s shareholders prior to the consummation of the Business Combination are non-U.S. persons, including IlWaddi Cayman Holdings and Global Goldfield Limited, who beneficially own 41.7% and 37.7% of the voting equity interests of Alvarium, respectively. Although we do not believe that the equity ownership in Alvarium Tiedemann of either of such shareholders of Alvarium would constitute control (under applicable CFIUS standards) by such persons of Alvarium Tiedemann, CFIUS could make the opposite determination in light of IlWaddi’s ownership of up to 16% of the outstanding voting power of the shares of common stock of Alvarium Tiedemann following the Business Combination. Accordingly, the Company has reflected such ownership in the risk factor described below. In addition, several members of the board of directors or executive officers of Alvarium Tiedemann following the Business Combination (who may be deemed associated with or otherwise involved in the Business Combination) are also residents or citizens of countries other than the United States, including Ali Bouzarif, a Qatar national and Belgian resident, Nancy Curtin, a U.S. and U.K. dual citizen, resident in the United Kingdom, Sophie Rowney, a U.K. national, resident in the United Kingdom, and Alison Trauttmansdorff, a U.K. national resident in the United Kingdom.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment as set forth below. Please see pages 101 and 102 of the Amended Registration Statement.

Preliminary Proxy Statement/Prospectus, page 1

2.

You disclose that upon consummation of the Business Combination, the combined company will be organized in an “Up-C” structure. Alvarium Tiedemann will hold Umbrella, which in turn will hold a newly formed entity that will ultimately be named “Alvarium Tiedemann Holdings, LLC.” Please clarify that upon the Business Combination, Alvarium Tiedemann will hold Class A common units representing 62% economic interest in Umbrella.

Cartesian Growth Corporation

July 25, 2022

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the Amended Registration Statement.

Questions and Answers about the

Proposals What is the Business

Combination, page 15

3.

Please enhance your disclosure to clarify that pursuant to the Umbrella Merger, Alvarium Tiedemann will receive Class A common units of Umbrella representing 62% economic interest and will become the sole manager of Umbrella. And the members of Umbrella will receive cash, Class B common units of Umbrella representing 38% economic interest and an equal number of shares of Class B Common Stock (which will have voting rights, but no economic rights) in Alvarium Tiedemann.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 15 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus

Ownership Structure, page 50

4.

We note your response to prior comment 14 and the diagram of Company’s organizational structure immediately following the Completion of the Business Combination. Please address the following for the diagrams on pages 50 and 192:

•

Revise to reflect “Alvarium Tiedemann Holdings, Inc.” instead of “Cartesian Growth Corporation (US)” consistent with the organizational structure immediately following the Completion of the Business Combination;

•

Enhance the diagram to reflect that “Alvarium Tiedemann Holdings, Inc.” will hold 62% of Alvarium Tiedemann Capital, LLC Class A common units (economic interest only) and TWMH and TIG Entities Equityholders will hold 38% of Alvarium Tiedemann Capital, LLC Class B common units (economic interest only);

•

Disclose that the PIPE Investors and Sponsor/Initial Shareholders will hold 11.9% and 5.1% of voting interest and 19.2% and 8.3% of economic interest, respectively in Alvarium Tiedemann Holdings, Inc.; and

•	Add a footnote disclosing that Umbrella will be renamed Alvarium Tiedemann Capital, LLC following the Domestication and the Business Combination.

Cartesian Growth Corporation

July 25, 2022

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 51, 195 and 252 of the Amended Registration Statement. In addition, the Company respectfully submits that the current name of Umbrella (Alvarium Tiedemann Capital, LLC) will not be changed in connection with the Closing.

The mutual termination of BofA Securities engagements as a capital markets advisor and financial advisor, page 87

5.

We note your response to prior comment 4 and reissue in part. To the extent that fees waived by BofA Securities relate to services that have already been rendered, please expand your risk factor to disclose that such services have already been rendered, and clarify the unusual nature of any such fee waiver.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 89 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 241

6.	Please revise your Introduction beginning on page 237 to clarify the following:

•	The combined financial information presents the pro forma effects of the formation of Umbrella and or Alvarium Tiedemann Capital, LLC.

•

The 62% and 49% of the total Umbrella units under the No Redemptions and Maximum Redemptions scenarios, respectively, held by Alvarium Tiedemann will represent economic interests in Umbrella and the 38% and 51% units under the No Redemptions and Maximum Redemptions scenarios, respectively, held by non- controlling shareholders will represent economic interests in Umbrella; and

•	Umbrella is a variable interest entity (“VIE”) and will hold 100% of the equity of TWMH, the TIG Entities and Alvarium.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 240 of the Amended Registration Statement.

7.

Please enhance the pro forma ownership table in your Introduction on page 239 to disclose that the economic interest in Alvarium Tiedemann represents a 62% economic interest in Umbrella and exiting TWMH and TIG Rollover shareholders will hold a 38% economic interest in Umbrella. Please also present the table for the computation of controlling and noncontrolling interest in Umbrella as presented on page 270 to provide a holistic picture of the economic and voting interest following the Business Combination.

Cartesian Growth Corporation

July 25, 2022

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to clarify the information above and to include the table for the computation of controlling and noncontrolling interest in Umbrella. Please see pages 243 of the Amended Registration Statement.

Note 1—Description of the Business Combination, page 245

8.	Please revise your Description of the Business Combination on page 245 to disclose the following:

•	Umbrella means Alvarium Tiedemann Capital, LLC; and

•

Alvarium Tiedemann will hold 62% and 49% of the total Umbrella units under the No Redemptions and Maximum Redemptions scenarios, respectively, representing economic interests in Umbrella while non-controlling shareholders will hold 38% and 51% units under the No Redemptions and Maximum Redemptions scenarios, respectively representing economic interests in Umbrella.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 249 of the Amended Registration Statement.

9.	Please enhance your Sources and Uses of Funds for the Business Combination disclosure on pages 47 and 249 to address the following:

•

Disclose that, if true, that $839 million Existing Shareholder Rollover Equity as described in footnote (1) and $73 million of Sponsor and Independent Directors equity, together represent as a result of the business combination, equity consideration for acquired stock of $368.6 million and Non-controlling interest of $543.7 million as disclosed on page 267.

•

Disclose why the $20 million of cash surplus distribution made to the TWMH, the TIG Entities and Alvarium Equityholders at Closing as disclosed in footnote (j) to the Unaudited Pro Forma Condensed Combined Balance Sheets is not included in Uses of Funds of the Business Combination of $1,422 million.

Response: The Company acknowledges the Staff’s comment and has amended its Description of the Business Combination on page 254 of the Amended Registration

Cartesian Growth Corporation

July 25, 2022

Statement to disclose that the Existing Shareholder Rollover Equity and Sponsor and Independent Directors equity, together, represent the equity consideration for acquired stock and the non-controlling interest disclosed within footnote (f) of Note 3, “Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2022”.

With respect to the cash surplus distribution made to the TWMH, the TIG Entities and Alvarium Shareholders, the distribution is not included within the Uses of Funds of the Business Combination as the distribution of excess cash occurs immediately prior to the Closing of the Business Combination. The Company has amended footnote (j) to the Unaudited Pro Forma Condensed Combined Balance Sheet on page 274 of the Amended Registration Statement to clarify the timing of the distribution.

10.

We note your responses to prior comments 15 and 16. Please enhance your disclosures to reconcile the implied equity value of approximately $900 million as disclosed on page 245 to the equity value of $1,012.3 million disclosed in footnote (6) on page 268.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to state the revised implied equity value of approximately $1,015 million. Please see page 272 of the Amended Registration Statement.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 270

11.

Please revise footnote (e) for both the three Months Ended March 31, 2022 and the Year Ended December 31, 2021 to clarify that it represents the pro forma adjustment to adjust for the 38% economic interest of non-controlling interest of Class B common units in Umbrella under each redemption scenario.

Response: The Company acknowledges the Staff’s comment and has amended footnote (e) for both the three Months Ended March 31, 2022 and the Year Ended December 31, 2021 to clarify the non-controlling interest pro forma adjustment. Please see page 275 of the Amended Registration Statement.

Cartesian Growth Corporation

July 25, 2022

Notes to the unaudited Pro Forma Combined Financial Statements Pro Forma Economic EBITDA (“Economic EBITDA”), page 276

12.

We note your response to prior comment 25 and that the Class D-1 equity interest in the TIG Entities is entitled to a 49.37% distribution of the results of TIG Arbitrage. Please clarify how the Class D-1 equity interest will be affected in the Business Combination. If the Class-D-1 equity interest will still be entitled to a 49.37% distribution of the results of TIG Arbitrage, please disclose and adjust in the unaudited Pro Forma Condensed Financial Statements to reflect. If Class-D-1 equity interest will not be entitled to a 49.37% distribution of the results of TIG Arbitrage, please update your disclosures that present distributions related to the Class D-1 equity interest to explain these distributions will not be on-going.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, subsequent to the Business Combination, the Class D-1 equity interest will not be entitled to a 49.37% distribution of the results of TIG Arbitrage Fund. The Company has entered into a provisional agreement with the Class D-1 equity interest holder, which would provide the same economic benefits subsequent to the Business Combination as an employee of the TIG Entities. The Company has amended its disclosure on pages 282-284 of the Amended Registration Statement to explain that the distributions will not be on-going subsequent to the Business Combination. The future economic effect of the expected agreement is reflected as “Affiliate profit-share in TIG Arbitrage” in the calculation of Pro Forma Economic EBITDA on page 281-283 of the Amended Registration Statement.

Financial Statements of TWMG, page F-57

13.

We note your response to our prior comment 27. Please provide us with support from authoritative accounting literature supporting your position that payments to an equity method investee should be classified as an operating cash flow. Please also tell us and enhance your disclosures to explain the nature of the payable to equity method investees and provide the authoritative accounting literature to support the recognition.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the payable to the equity method investee (i.e., TIH) is composed of two parts: (1) a payable of $3 million which is repaid in cash and (2) a payable of $1.2 million which is repaid by the Company providing services to TIH. In response to the Staff’s comment, the Company has revised Note. 6 Equity Method Investments on pages F-54 and F-86 of the Amended Registration Statement to explain the nature of the payable.

In response to the Staff’s comment, the Company has revised the Consolidated Statement of Cash Flows for the years ended December 31, 2021 and December 31, 2020 on page F-44 of the Amended Registration Statement to reflect the cash payments to TIH of $1,236,076 and $1,206,855 as investing cash flows in the line “Purchases of equity

Cartesian Growth Corporation

July 25, 2022

method investments.” The Company believes that the guidance in ASC 230-10-45-13(b) supports the classification of those payments as investing outflows because they represent “payments to acquire equity instruments of other entities” (i.e., the equity of TIH). For the year ended December 31, 2021, this change leaves $297,842 in the “Change in payable to equity method investees” line in the operating section of the Consolidated Statement of Cash Flows for the year. This amount is associated with the repayment of the $1.2 million payable through the provision of services. It is a non-cash change to the payable that impacts net income; therefore, such amount is appropriately included as an adjustment to net income to arrive at cash provided by operating activities pursuant to ASC 230-10-45-28.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at (305) 579-0739.

Very truly yours, GREENBERG TRAURIG, P.A.

By:	/s/ Thomas R. Martin, Esq.
Thomas R. Martin, Esq.

cc: Peter Yu, Chief Executive Officer